VIA FACSIMILE AND U.S. MAIL


September 28, 2005

Tony M. Shelby
Executive Vice President of Finance and Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, Oklahoma 73107

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      Forms 10-Q for the periods ended March 31 and June 30, 2005
      File No. 1-07677

Dear Mr. Shelby:

      We have reviewed your letter dated September 9, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9A - Controls and Procedures, page 44

2. Please discuss the facts and circumstances surrounding your restatements in Item 9A of your amended Form 10-K and Item 4 of your amended Forms 10-Q. Please disclose how the restatements impacted your CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures. Please disclose the changes you made or intend to make in your disclosure and internal controls and procedures as a result of these items and when each change is expected to be implemented. Please ensure that you file updated certifications with the amendments to your Forms 10-K and 10-
Q.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. In your amended Form 10-K, please ensure that your auditors refer to the reclassification in their report and the footnote that further discusses them. Otherwise, please tell us how you determined this is not appropriate. Please disclose line items as reported and as restated in a footnote with the reclassified items shown as reconciling items. You should also disclose the line items that each amount was previously included in and the line item each is now included in.

Statements of Income, page F-5

4. We have read your response to comment three from our letter dated
August 9, 2005. Please tell us what is included in "other" within the other expense line item.

Statement of Cash Flows, page F-7

5. We have read your response to comment four from our letter dated
August 9, 2005. It is still not clear how you determined that it was appropriate to exclude the $2.1 million gain from operating income.
Please address the following:
* Please tell us whether you can use the precious metals (catalysts) in your operations. Also tell us how you make the distinction between catalysts used in operations and those acquired in the purchase of the nitric acid plant;
* Please tell us the terms of the transaction including the purchase price and a brief description of all assets that were acquired. Tell us how you performed your purchase price allocation and why you did not allocate any value to the long-lived assets of the nitric plant.
Tell us the specific accounting literature you used to account for the transaction including your allocation of the purchase price;
* Tell us the specific line item and amount where the cash outflow for the purchase of the nitric acid plant is recorded in your cash flow statement. Also tell us the specific line item and amount where the cash inflow from the sale of the precious metal is recorded in your cash flow statement; and
* You indicated that the remaining assets were assigned to a third party in exchange for the obligation for removal of the assets resulting in no gain or loss. Please tell us how you determined that there was no gain or loss in the exchange for the obligation for removal. Please provide support for your conclusion(s) and cite the accounting literature used to determine the appropriate accounting.
6. We have read your response to comment five from our letter dated
August 9, 2005. Please amend your Form 10-K to provide revised financial statements, which include the gain of $340,000 in operating income as required by paragraph 45 of SFAS 144.

7. We have read your response to comment six from our letter dated August 9, 2005. Please present the gross changes of your revolving debt facilities and draft payable on your statements of cash flows.

8. We have read your response to comment seven from our letter dated
August 9, 2005. Please amend your Form 10-K to provide revised financial statements, which include the impairment of $737,000 in operating income as required by paragraph 25 of SFAS 144.

Note 2 - Summary of Significant Accounting Policies, page F-9

Inventories, page F-10

9. We have read your response to comment 10 from our letter dated
August 9, 2005. Please amend your Form 10-K to provide revised financial statements and disclosures that comply with APB 20, including paragraphs 27 and 28 of APB 20.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

General

10. Please address the comments above in your interim filings as well.

Statements of operations, page 4

11. We have read your response to comment 14 from our letter dated August 9, 2005. Please amend your Form 10-Q to provide revised financial statements, which include the gain of $0.4 million in operating income as required by paragraph 45 of SFAS 144.

Note 6 - Contingencies, page 19

Threaten Litigation, page 20

12. Please provide the disclosures required by paragraphs 9 and 10 of
SFAS 5 regarding the Trade Mechanical Contractors, Inc et al. v.
Trison Construction, Inc and Multistack LLC v. ClimaCool Corp, et al matters.



Item 4 - Controls and Procedures, page 48.

13. Please amend your Forms 10-Q for the period ended March 31 and June 30, 2005 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of the end of the period covered. You should not state that your disclosure controls and procedures are effective subject to certain conditions. See Question 5 of our Frequently Asked Questions on Management`s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports dated October 6, 2004.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, Staff Accountant at (202)
551-
3692, if you have questions regarding comments on the financial statements and related matters.

						Sincerely,


					Rufus Decker
      	Accounting Branch Chief

??

??

??

??

Mr. Tony M. Shelby
September 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE